May 10, 2013

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Duke Realty Corporation and Duke Realty Limited Partnership (collectively the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2012
File Nos. 1-09044 and 0-20625

Dear Mr. Gordon:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated April 29, 2013 (the “Comment Letter”) related to the Company’s 2012 Annual Report on Form 10-K (the “2012 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Please note that the Company is filing this response letter via EDGAR submission.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Leasing/Capital Costs, page 41

1. During our 2011 10-K review we issued a comment requesting more disclosure regarding capitalized overhead costs. We note that you have added disclosure as a footnote to a table on page 32 demonstrating the year-to-year change in general and administrative expense. In future filings, in order to give greater prominence to this disclosure, please include discussion of total payroll costs and other indirect costs that are capitalized and the overall percentage of total overhead costs capitalized as part of the disclosure under this heading.

Response

As requested, we have emphasized the disclosure of (i) overhead costs capitalized in conjunction with leasing and development activities and (ii) such capitalized costs as a percentage of our total overhead costs within the "Leasing/Capital Costs" section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), beginning with the disclosure included on page 34 of our combined Form 10-Q that was filed with the Commission on May 3, 2013 (the "First Quarter 10-Q"), we have added a cross reference to such disclosure in the footnotes to the table mentioned in your comment, and we will continue to incorporate these changes in future filings.

2. In future filings please revise your chart that shows second generation capital expenditures to also include capitalized expenditures related to development of real estate investments ($264,755) and other deferred leasing costs ($27,772). As a narrative below that chart show the total overhead costs (soft costs) that are capitalized such as payroll and benefits, other indirect costs such as information technology costs and travel and interest costs.

Response

As requested, beginning with our First Quarter 10-Q, we have included the "development of real estate investments" and "other deferred leasing costs" line items from the Consolidated Statements of Cash Flows in the chart that summarizes second generation capital expenditures by type of expenditure. This chart falls within the leasing/capital costs section of MD&A in our First Quarter 10-Q. We have also included the additional disclosures related to capitalization of overhead costs, as stated in our response to your first comment, beneath the chart on page 34 of our First Quarter 10-Q. We have additionally included references within this section of our First Quarter 10-Q to further discussion of our overall pool of overhead costs, as well as our allocation and capitalization methodology, found in both (i) the discussion of general and administrative expenses in the Three-Month Comparison section of MD&A in our First Quarter 10-Q and (ii) the Critical Accounting Policies section of MD&A in our 2012 Form 10-K.

Finally, we added disclosure of the amount of interest capitalized during all periods presented to page 35 of our First Quarter 10-Q.

We will continue to provide these disclosures in future filings.

3. In addition please provide a fluctuation analysis of your capitalized expenditures by type (see comment above) and also disclose expectations for the future.

Response

In future filings, to the extent there are significant changes in an individual category of development or capital cost presented in the chart referenced in our response to your previous comment, we will disclose the reason(s) for the change. We have done this beginning with a discussion of the increase in capital expenditures for the development of real estate investments, for the three-month period ended March 31, 2013 compared to the same period in 2012, on page 34 of our First Quarter 10-Q.

Also, to the extent we can make forward looking statements that we believe will not be misleading, we will disclose our general expectations for future levels of capital expenditures. We indicated our expectation that increased levels of wholly owned development activity will continue in the near future beneath the previously mentioned chart on page 34 of our First Quarter 10-Q.

As requested in your Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6065.

Sincerely,

/s/ Christie B. Kelly
Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation